Exhibit 99.1

GasLog Ltd. Announces Further Details On Long-Term Charters With Cheniere And Newbuilding Orders At Samsung Heavy Industries

Monaco, January 9, 2019 (a summary of this press release was originally issued on December 26, 2018. This version expands on the original).

GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to provide further detail on the new charter party agreements (the “Charters”), each for a firm period of seven years, with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”), originally announced on December 26, 2018.

To fulfil the Charters, two 180,000 cubic meter LNG carriers (HN 2311 and HN 2312) with low pressure two stroke (“LP-2S”) propulsion and GTT Mark III Flex Plus cargo containment systems have been ordered from Samsung Heavy Industries in South Korea, with expected delivery in mid-2021. The Charters build on GasLog’s existing relationship with Cheniere, which now totals four newbuilds on order and the GasLog Partners LP (“GasLog Partners”, NYSE:GLOP) owned GasLog Sydney, which is currently on a multi-year time charter.

The rate of hire for the Charters is broadly in line with mid-cycle rates and delivers returns in line with GasLog’s financial strategy.

GasLog Partners has the right to acquire the vessels delivered into the Charters pursuant to the omnibus agreement between GasLog and GasLog Partners. As a result, GasLog Partners’ potential dropdown pipeline will increase to 12 LNG carriers with charter length of five years or longer and the Partnership is well positioned to announce a further dropdown acquisition within the first quarter of 2019.

Paul Wogan, Chief Executive Officer of GasLog, stated, “I am delighted to build further on our existing relationship with Cheniere. The four newbuilds that we now have on order for them will provide further support for their leading position in US LNG exports.

We announced seven newbuild orders in 2018, all equipped with the latest advancements in propulsion and boil-off technology. Six of these newbuilds have long-term charters attached, cementing our status as a leading owner and operator of LNG carriers. Attractive LNG shipping market fundamentals, the strong liquidity position of the GasLog group and increasing debt capacity due to scheduled amortization underpin the funding strategy for our newbuild program. As a result of our activities in 2018, we have made substantial progress towards meeting our target of more than doubling consolidated EBITDA over the 2017-2022 period.”

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (including 25 ships on the water and nine on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 14 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com